File no. 2941 Register no. 1462

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

OF A LISTED COMPANY

REPUBLIC OF ITALY

On the eighteenth (18) day

of July,

2007 (two thousand and seven).

In Milan, at Corso di Porta Vittoria no. 4.

Personally appeared before me, Mr. *Carlo Marchetti*, Notary Public in Rho, registered in the District Roll of Notaries of Milan:

- Mr. ***Zuccoli Giuliano***, born in Morbegno, on April 12, 1943, and domiciled, for the purposes of his office, in Milan, at Corso di Porta Vittoria no. 4. Mr. Zuccoli, who is personally known to me, acting as Chairman of the Board of Directors and in the interest of the joint-stock company:

"AEM S.p.A."

with registered office in Milan, at Corso di Porta Vittoria no. 4, with a share capital of Euro 936,024,648.00.-, fully paid-up, fiscal code and Milan Register of Companies no.: 11957540153, R.E.A (*Registro Economico Amministrativo*, Administrative and Economic Register) of Milan no. 1512841.

Mr. Zuccoli asked me to acknowledge that the extraordinary shareholders' meeting of the company itself was to be held in Milan, at Piazza Po no. 3, at the "Casa dell'Energia AEM" on

June 28, 2007

in accordance with the notice of call referred to below, in order to discuss and resolve upon the agenda referred below as well.

I complied with the request and acknowledged that the report on the proceedings of the abovementioned meeting is recorded below.

Mr. Giuliano Zuccoli then took the chair of the meeting pursuant to Article 13 of the company's by-laws and (at 11:10 a.m.) appointed me, Notary Public, to draw up the minutes and informed, notified and acknowledged that:

- of the Board of Directors, in addition to himself, the Chairman, the following Messrs. were present:

  - Alberto Sciumè - Vice Chairman
  - Gianni Castelli;
  - Aldo Scarselli;

- of the regular members of the Board of Statutory Auditors, the following Messrs. were present:

  - Alfredo Fossati - Chairman
  - Salvatore Rino Messina
  - Luigi Carlo Spadacini;

- the following directors had justified their absence: Dario Cassinelli, Mario Mauri, Paolo Oberti, Francesco Randazzo and Antonio Taormina;

- the extraordinary shareholders' meeting had been duly convened on first call, to be held in Milan, at Piazza Po no. 3, at 11:00 a.m., on June 28, 2007, in accordance with the

applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 61 - of May 26, 2007, Notice no. S-5401, as well as in the following dailies: "Il Sole 24 Ore" and "Finanza&Mercati" dated May 26, 2007, with the following

agenda

1. Adjusting the company's By-laws to the provisions of Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006;

- with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled, and, in particular, on June 13, 2007, the Directors' Explanatory Report - sent to Consob[1] on May 15, 2007 - had been made available to the public at the registered office and Borsa Italiana S.p.A.[2], as well as on the website: www.aem.it;

- all the documentation had been sent to:

-- the shareholders present in person or by proxy at the last meeting;

-- all shareholders registered in the Register of Shareholders as owning at least 500,000.- shares;

-- all those who had requested it;

as well as delivered to all of the shareholders, or their proxies present at the meeting;

---

[1] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

[2] Italian Stock Exchange.

- no. 75 shareholders representing no. 1,030,322,131 ordinary shares, equal to 57.24% of no. 1,800,047,400.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 936,024,648.00.- were present in person or by proxy. At the date of the meeting, the non-voting shares of the Company were no. 23,059,850, equal to 1.281% of the share capital.

Then, the Chairman stated that the meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda. He then notified, stated and informed that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*, shall be attached to these minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only, including the reporters attending the meeting from appropriate rooms, connected by means of an audio-visual system; in order to cope with the technical and organizational needs of the proceedings, some employees and collaborators of the Company would attend the meeting from another appropriate room connected exclusively by means of a closed circuit TV system;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the Company's By-Laws, as usual, while audio/videotaping and TV broadcasting would not be allowed;

- according to the records filed in the Register of Shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	**no. of ordinary shares**	**% of share capital**
MUNICIPALITY OF MILAN	**total 783,875,854**	**43.548%**
of which:		
- directly	760,768,604	42.264%
- indirectly through METROPOLITANA MILANESE S.p.A.	47,400	0.003%
- indirectly through AEM S.p.A. (own non-voting shares)	23,059,850	1.281%
MOTOR COLUMBUS AG total	**107,313,281**	**5.962%**
indirectly		

through:

- ATEL - AARE TICINO SA

DI ELETTRICITA'	12,520,000	0.696%
- ATEL ITALIA		
HOLDING S.r.l.	94,793,281	5.266%
PREMAFIN FINANZIARIA S.p.A. HOLDING DI		
PARTECPAZIONI total	**36,646,474**	**2.037%**
- indirectly through		
FONDIARIA SAI S.p.A.	6,150,158	0.342%
- indirectly through MILANO		
ASSICURAZIONI S.p.A.	30,331,316	1.685%
- indirectly through		
NOVARA VITA S.p.A.	100,000	0.006%
- indirectly through SYSTEMA COMPAGNIA		
ASSICURAZIONI S.p.A.	65,000	0.004%
FIDELITY INTERNATIONAL		
LIMITED	**37,324,785**	**2.074%**

- furthermore, Kairos Partners SGR S.p.A. is the holder of overall no. 40,717,585 shares, representing 2.262% of the share capital in its capacity of manager of personal and collective asset;

- he was not aware of any Shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the Company's by-laws;

- pursuant to Article 9 of the by-laws, except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the by-Laws, the voting rights attached to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2, except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the by-laws, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for solicitation and collection of proxies under Articles 136 and ff. of the *Testo Unico della Finanza*[3];

- those present were formally requested to state any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;

- the shareholders or their proxies present - wishing to take the floor - were invited to sign up in advance by giving their names to me, Notary Public, at the Chairman's table. When it would be their turn, they could speak with the microphone from the special position close to the table;

- upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the

[3] Consolidation Act on Finance.

intention, on behalf of the persons represented, of expressing a "dissenting vote";

- each voting card consisted of four coupons of different colours, ordered by consecutive numbers; voting would be carried out by a show of hands; however, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the appropriate coupons;
- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

In order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters; the Chairman proposed to appoint Mrs. Cinzia Debellis and Mr. Marco Airaghi.

The meeting unanimously approved.

The Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence. In case of issue of more than one

coupons to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any coupons remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the coupons.

* * *

The Chairman goes on to discuss the sole item on the agenda, bearing ***Adjusting the company's By-Laws to the provisions of Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006***; he then proposes, in order to allot more time to the discussion, to omit the reading of the Directors' Report on the changes to the by-laws contained in the dossier delivered to those present, and invites me, Notary Public, to only explain the proposed changes to the current text, as pointed out in the Report itself.

The meeting unanimously approves and I, Notary Public, proceed to the abovementioned explanation. A copy of the Directors' Report on the changes to the by-laws is attached hereto under Annex "**A**".

The Chairman then declares the discussion open, reminding those who wish to take the floor to do so by notifying their name to me, Notary Public, and inviting the shareholders to notify their name before each intervention and reply, if any.

Mr. Fragapane introduces himself as a small shareholder who is mainly interested in a good performance of the Company and the dividend distributed at the end of each financial year. In this regard, he emphasizes the dividend's continual increase and therefore expresses his satisfaction to the Board of Directors.

As to the proposed changes to the by-laws, he asks what procedures are adopted to appoint the Board of Statutory Auditors through the list vote system, and what does "independence" of members of the Board of Directors mean, since in his view, this is a rather ambiguous requirement, given that some major companies too, and in particular the Credit Societies (*Banche Popolari*), consider "independent" subjects those appointed, for instance, by trade unions and, as such, in Mr. Fragapane's view, strongly dependent on the Company.

Since nobody else takes the floor, upon the Chairman's invitation, I, Notary Public, in reply to shareholder Fragapane, call attention to how every legislation - Italian and international - has tried to define the concept of "independent director" throughout the entire history of company law; there are no formulas or generalizations that can really determine who is independent or less. The concept must be seen in a wider perspective, even resorting, in some

instances, to tautological reasoning, since an "independent" person is a person who maintains no such relations as to impair the independence requirement. The legislator's responsibility is obviously to set the path, adopting criteria such as kinship, company positions held, such close employment or consultancy relations as to presume dependence, and so forth. That being said, obviously each situation should be treated case by case.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;
- in relation to all resolutions referred to in below, requested the attendants to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- notified that the attendants were unchanged;
- put to the vote (at 11:35 a.m.), by show of hands, the text of the resolution explained by me, Notary Public, concerning the adjustment of the company's by-laws to the provisions under Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006, as reported hereinafter (only indicating the proposed text of the articles being amended):

"Dear Shareholders,

we hereby submit a series of proposed amendments necessary to adjust the By-laws of Aem S.p.A. to Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December

29, 2006.

<u>PROPOSED TEXT</u>

TITLE IV

BOARD OF DIRECTORS

Article 16

The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.

Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.

As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill. Each list must include at least two candidates who meet the independence requirements prescribed by law, indicating such candidates separately, and one of them holding the first position in the list.

Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior

to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which one financial, respectively at least twenty and ten days prior to the meeting.

Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.

Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture, as well as to their compliance with the requirements prescribed by the current regulations for the position. Together with such statements, an exhaustive description of professional and personal characteristics of each candidate is to be filed with the registered office, with the mention of the possibility of he/she being qualified as independent pursuant to law.

No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.

Members are appointed as follows:

a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit;

b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.

In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.

In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.

Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance

with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code. Directors shall hold office for three years.

The Shareholders' Meeting sets their remuneration.

Article 17

The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting.

In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.

The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.

The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment.

The Board may also appoint a general manager, defining his powers. Upon prior opinion of the Board of Statutory Auditors, the Board of Directors appoints an officer responsible for the drafting of corporate accounting documents. He/she shall be appointed from among the persons who have an overall experience of at least three years in the exercise of (a)

administration or control activities or executive positions with skills in financial or accounting or control matters at joints-stock companies whose share capital is not less than two million Euro, or (b) professional activities concerning legal, economic, financial or technical-scientific matters relevant to the Company business, or (c) executive positions at public bodies or public administrations operating in the credit, financial and insurance sectors or in any case in business sectors strictly relevant to the Company business. By matters and business sectors strictly relevant to the Company business are meant the matters and business sectors connected with, or inherent to, the activities indicated in Article 4 of the By-Laws.

The Board of Directors may appoint a secretary, who need not be one of its members.

Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest.

Article 18

Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding

the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position, and provided that the appointment ensures the presence of the necessary number of directors who meet the independence requirements prescribed by law.

Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board.

Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.

The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced.

TITLE VI

AUDITORS

Article 22

The Board of Auditors is formed by three regular auditors and two alternate auditors.

The Municipality of Milan shall be entitled to directly appoint a maximum number of two regular auditors and one alternate auditor, proportional to the amount of its equity interest.

In regard to auditors pending election, the procedures set forth in Article 16 shall apply and/or those set forth in the current regulations, it being understood that the voting mechanism described therein shall apply separately to each of the two sections making up each list, one for the candidates to the position of regular auditor and the other for the candidates to the position of alternate auditor. In the event of an equal number of votes between the lists, the candidates will be elected from among the list that has been submitted by the shareholders owning the controlling interest or, alternatively, by the largest number of shareholders.

Article 22-bis

The Chairman of the Board of Auditors is appointed by the shareholders' meeting from among the auditors elected by minority interests.

The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism, as well as to the limits to the accumulation of offices, provided for by law and by the relevant regulatory provisions.

Article 22-ter

The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors, as to the calling of the shareholders' meeting, and individually

by each member, as to the calling of the board of directors and the executive committee".

The meeting unanimously approved, with no vote against or abstentions, and also acknowledged that it proceeded to grant the Board of Directors - and through it the Chairman, including through proxies - the broadest powers required to completely and fully give effect to the resolutions, including any adjustments deriving from mandatory provisions of law or any changes required also for registration by the competent Authorities.

The Chairman announced the result and notified that the list of names of shareholders who had voted for, against and abstentions, and the related number of shares, were attached to these minutes as an integral part hereof.

* * *

There being no other item on the agenda to discuss, the Chairman thanked those present and declared the Shareholders' Meeting adjourned at 11:40 a.m. (eleven hours and forty minutes).

* * *

The Appearing Party asked for me to attach the following documents to these minutes:

- the Company's by-laws including the amendments approved by the Shareholders' Meeting, which are attached hereto under

Annex "B";

- the list of names of those present at the Shareholder's Meeting, which is attached hereto under Annex "C".

I then read out these minutes to the appearing party, who approved and signed it, together with me, at 2:25 p.m., after having been expressly exonerated from reading the annexes.

These minutes consist of six sheets, typed by a person I trust, with additions in my handwriting on twenty pages and up to this point of page twenty-one.

Signed Giuliano Zuccoli

Signed Carlo Marchetti

Explanatory Report of Directors for the Extraordinary Shareholders' Meeting called to resolve upon amendments to the by-laws pursuant to Articles 72 and 92 of Consob resolution no. 11971 of May 14, 1999, as amended and supplemented

To be submitted
to the Shareholders' Meeting of June 28, 2007

AEM S.p.A.
Registered office: Corso di Porta Vittoria no. 4, Milan
Share capital: € 936,024,648.00 fully paid-up
Fiscal Code, VAT and Milan
Register of Companies no. 11957540153

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF EXTRAORDINARY ASSEMBLY

The shareholders are hereby convoked for the extraordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 28th June 2007, at 11.00 am, for the first convocation, and if necessary, on 29th June 2007 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Adjustment of the Company's by-laws to the dispositions of Law n. 262 of 28th December 2005 subsequently modified by Legislative Decree n. 303 of 29th December 2006.

Pursuant to article 14 of the by-laws shareholders which have deposited at the Company their communication from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

For fifteen days prior to the meeting the Directors' Report on the single point forseen in the agenda will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

(The notice of calling has been published in the Gazzetta Ufficiale della Repubblica Italiana no. 61 of May 26, 2007)

Dear Shareholders,

please find below a series of amendments necessary to bring the By-Laws of Aem S.p.A. in line with Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

Below is the text of the current articles in the By-Laws that we propose to amend, with the parallel new proposed text and followed by the reasons for the individual amendments.

CURRENT TEXT	PROPOSED TEXT
TITLE IV BOARD OF DIRECTORS Article 16 The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.	TITLE IV BOARD OF DIRECTORS Article 16 **UNCHANGED**
Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.	**UNCHANGED**
As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill.	As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill. **Each list must include at least two candidates who meet the independence requirements prescribed by law, indicating such candidates separately, and one of them holding the first position in the list.**
Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be	**UNCHANGED**

subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which one financial, respectively at least twenty and ten days prior to the meeting.	
Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.	**UNCHANGED**
Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture.	Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture, **as well as to their compliance with the requirements prescribed by the current regulations for the position. Together with such statements, an exhaustive description of professional and personal characteristics of each candidate is to be filed with the registered office, with the mention of the possibility of he/she being qualified as independent pursuant to law.**
No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.	**UNCHANGED**
Members are appointed as follows: a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit. b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.	**UNCHANGED**
In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall	**UNCHANGED**

be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.	
In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.	**UNCHANGED**
Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code. Directors shall hold office for three years.	**UNCHANGED**
The Shareholders' Meeting sets their remuneration.	**UNCHANGED**

Reason

The first amendment intends to comply with the rules under Article 147-*ter*, paragraph 4, of the T.U.F. (*Testo Unico della Finanza*, Consolidation Act on Finance) introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006. The criterion in question require that at least one of the two candidates who meet the independence requirements required by law must hold the first position in the list. This allows to comply with the rules in the T.U.F. regardless of the number of members (between seven and nine) making up the Board from time to time.

Furthermore, the text of the article has been brought in line with the new provisions under Articles 147-*ter*, paragraph 4, and 147-*quinquies* of the T.U.F., concerning independence and honesty requirements, introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

CURRENT TEXT	PROPOSED TEXT
Article 17	Article 17
The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting.	**UNCHANGED**

In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.	**UNCHANGED**
The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.	**UNCHANGED**
The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment. The Board may also appoint a general manager, defining his powers.	The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment. The Board may also appoint a general manager, defining his powers. **Upon prior opinion of the Board of Statutory Auditors, the Board of Directors appoints an officer responsible for the drafting of corporate accounting documents. He/she shall be appointed from among the persons who have an overall experience of at least three years in the exercise of (a) administration or control activities or executive positions with skills in financial or accounting or control matters at joints-stock companies whose share capital is not less than two million Euro, or (b) professional activities concerning legal, economic, financial or technical-scientific matters relevant to the Company business, or (c) executive positions at public bodies or public administrations operating in the credit, financial and insurance sectors or in any case in business sectors strictly relevant to the Company business. By matters and business sectors strictly relevant to the Company business are meant the matters and business sectors connected with, or inherent to, the activities indicated in Article 4 of the By-Laws.**
The Board of Directors may appoint a secretary, who need not be one of its members.	**UNCHANGED**
Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest.	**UNCHANGED**

Reason The amendment intends to comply with the provisions under Article 154-*bis*, paragraph 1, of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

CURRENT TEXT	PROPOSED TEXT
Article 18 Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position.	Article 18 Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position, **and provided that the appointment ensures the presence of the necessary number of directors who meet the independence requirements prescribed by law.**
Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board.	**UNCHANGED**
Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.	**UNCHANGED**
The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced.	**UNCHANGED**
Reason The amendment is in line with the additions proposed for paragraphs 3 and 6 of Article 16.	

CURRENT TEXT	PROPOSED TEXT
TITLE VI AUDITORS Article 22 The Board of Auditors is formed by three regular auditors and two alternate auditors.	TITLE VI AUDITORS Article 22 **UNCHANGED**
The Municipality of Milan shall be entitled to directly appoint a maximum number of two regular auditors and one alternate auditor, proportional to the amount of its equity interest.	**UNCHANGED**
In regard to auditors pending election, the procedures set forth in Article 16 shall apply.	In regard to auditors pending election, the procedures set forth in Article 16 shall apply **and/or those set forth in the current regulations, it being understood that the voting mechanism described therein shall apply separately to each of the two sections making up each list, one for the candidates to the position of regular auditor and the other for the candidates to the position of alternate auditor. In the event of an equal number of votes between the lists, the candidates will be elected from among the list that has been submitted by the shareholders owning the controlling interest or, alternatively, by the largest number of shareholders.**
Reason The addition to the reference to the procedures under Article 16 is necessary to ensure compliance with Article 148, paragraph 2, of the T.U.F. and with the provisions implementing this rule contained in Consob Regulation no. 11971/1999 (as amended by Consob Resolution no. 15915/2007), and in particular by the new Article 144-*sexies* of such Regulation.	

CURRENT TEXT	PROPOSED TEXT
Article 22-*bis* The Board of Auditors shall appoint its Chairman with the absolute majority of its regular members.	Article 22-*bis* **The Chairman of the Board of Auditors is appointed by the shareholders' meeting from among the auditors elected by minority shareholders.**
The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism	The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism, **as**

provided for by law and by the relevant regulatory provisions.	**well as to the limits to the accumulation of offices,** provided for by law and by the relevant regulatory provisions.
Members of the Board of Auditors may not hold the office of auditor in more than five other companies listed on the Stock Exchange. Any auditor exceeding this limit shall be automatically vacate office.	**DELETED**

Reason

The first amendment intends to comply with the provisions under the new paragraph 2-*bis* of Article 148 of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

The amendment to the second paragraph and the deletion of the third paragraph are aimed at taking account of the provisions under Article 148-*bis* of the T.U.F. by virtue of which, by Consob regulation, limits to the accumulation of offices are laid down for the positions of auditors in listed companies.

CURRENT TEXT	PROPOSED TEXT
Article 22-*ter*	Article 22-*ter*
The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors.	The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors, **as to the calling of the shareholders' meeting, and individually by each member, as to the calling of the board of directors and the executive committee.**

Reason

The text of the article must be adapted in order to make it consistent with the provisions under the new paragraph 2 of Article 151 of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

Milan, May 15, 2007

For the Board of Directors
The Chairman
Giuliano Zuccoli

TITLE I

NAME - REGISTERED OFFICE - DURATION - OBJECT

Article 1
A joint-stock company is hereby established with the name of Aem S.p.A.

Article 2
The Company's registered office is located in Milan, at Corso di Porta Vittoria no. 4.
The Company may establish or dissolve secondary offices, agencies, branches and sub-offices, both in Italy and abroad, in accordance with the procedures laid down by law.

Article 3
The Company shall continue to exist until December 31 (thirty-one) 2100 (two thousand one hundred) and may be extended by resolution of the Shareholders' Meeting.

Article 4
The purpose of the Company is to carry on, either directly or through investee companies and entities, activities in the field of research, production, supply, transportation, transformation, distribution, sale, use and recovery of energy resources, as well as activities regarding the water integral cycle.
The Company may also carry on activities in other network services, including the installation, maintenance, connection and testing of telecommunications systems, as well as provide general public utilities and perform activities instrumental, allied or ancillary to the aforementioned.
In these fields, the Company may also carry on activities regarding study, consulting and design, except for activities for which an express reservation is provided by law.
The Company may implement any and all transactions deemed necessary or useful for the attainment of corporate purposes; it shall be entitled, *inter alia,* to implement real and personal property, business, industrial and financial transactions, as well as any action associated with the fulfilment of its purpose, except for the collection of savings from the public and the carrying on of activities reserved by Legislative Decree No. 58 of February 24, 1998.
Finally, the Company may acquire interests and equity investments in other companies or businesses, both Italian and foreign, whose corporate purpose is similar, allied or ancillary to its own, and may furnish collateral and/or personal security for obligations associated with the undertaking of corporate business also to the benefit of subsidiary and/or affiliated entities and companies.

TITLE II
SHARE CAPITAL - SHARES - BONDS

Article 5
The share capital amounts to Euro 936,024,648.- (nine hundred and thirty-six million, twenty-four thousand six hundred and forty-eight) represented by no. 1,800,047,400 (one billion, eight hundred million, forty-seven thousand four hundred) ordinary shares, with a par value of Euro 0.52.- (zero point fifty-two) each.

Article 6
The shares are indivisible and each share carries one vote, except for special shares issued under the

legislation from time to time in force.

Article 7
Payments for shares are required by the Board of Directors within the deadlines and in accordance with the procedures it deems best. Without prejudice to Article 2344 of the Italian Civil Code, shareholders late in their payments shall be charged an annual interest amounting to the bank rate set forth by the Bank of Italy increased by two percentage points.

Article 8
Shares are registered.
If envisaged by law, when they are fully paid up, non-voting shares may be converted to bearer shares.

Article 9
Pursuant to Article 3 of Decree Law No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, no individual shareholder other than the Municipality of Milan, including his/her family, the shareholder him/herself, the spouse not legally separated and minor children, may hold an equity interest exceeding 5% of the share capital.
This limit also applies to shares indirectly held by a natural or legal person through subsidiary companies, trust companies or through a third party, to shares held directly or indirectly by way of pledge or usufruct, provided that the voting rights attached thereto are due to the pledgee or to the life tenant, to shares held directly or indirectly by way of deposit, should the depositary be entitled to discretionally exercise the voting rights attached thereto, and to shares under carry-over contracts, both from the payer's and the receiver's viewpoints.
The shareholding ceiling referred to in the previous paragraph also applies to shares held by the individual shareholder's group, i.e. a party, including a controlling person/entity (which may or may not have a corporate status), subsidiary companies and companies controlled by the same controlling party, as well as affiliates (which may or may not have a corporate status). "Control" also extends to subjects other than business concerns, in the cases envisaged by Article 2359, first and second paragraph, of the Italian Civil Code. The "relation" applies in the cases laid down in Article 2359, third paragraph, of the Italian Civil Code, as well as to person/entities that, either directly or indirectly, expressly or through concerted action, enter into agreements related to the exercise of voting rights or to the transfer of shares, including third companies, and agreements or covenants laid down in Article 122 of Legislative Decree N. 58 of February 24, 1998, regardless of the validity of said covenants and agreements. With reference to the agreements or covenants regarding the exercise of voting rights or the transfer of shares of third companies, a relation is deemed to exist if said agreements or covenants involve at least 5% of the share capital with voting rights in the event of companies traded on an official stock market, or 10% in all other cases.
Any person holding company shares in violation of the prohibition set forth in the first paragraph, shall give notice thereof in writing to the Company within 20 days after the transaction following which the equity interest has exceeded the authorized percentage limit.
Any covenant or agreement involving, for the parties, limitations or regulations to voting rights, obligations or power of to avail of a preliminary consultation on the exercise of such rights, obligations on the transfer of shares, or any agreement on the concerted purchase, shall be formalized by public deed to be notified to the Company in writing and to be made public through a notice in three national dailies, of which one financial, within 5 days from its execution. Failure to do so, the deed is consequently deemed null and void and ineffective also among the parties.
The shareholding ceiling set forth in this article shall not apply - for a period of two years from the date when the securities are purchased or subscribed - to the shares purchased by members of the underwriting syndicates guaranteeing the successful outcome of public offers of shares launched by the Company as part of such offers.

Pursuant to Article 2, letter b), of Law Decree No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the validity of covenants or agreements entered into between shareholders - referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 - is conditional upon approval by the Municipality of Milan, should said covenants or agreements involve over 5% of the share capital represented by voting shares in the Shareholders' Meeting. The power of opposition shall be exercised within the deadlines and in accordance with the procedures set forth by regulations from time to time in force.
Until the expiry of the deadline to exercise the power of opposition, the parties to the covenant shall not be entitled to exercise the voting rights. Should the power of opposition be exercised, the agreements shall be deemed null and void. If, during the Shareholders' Meeting, the syndicated shareholders' conduct leads to think they will fulfil the commitments undertaken when signing the covenants referred to in the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998, any resolution adopted with the decisive vote of these shareholders shall be appealable.
Except for the Municipality of Milan and for the persons/entities referred to in the sixth paragraph of this article, to whom the shareholding ceiling does not apply, should such ceiling be exceeded, the voting right attached to the shares held in excess of 5% of the share capital may not be exercised; accordingly, the voting right that would be due to each of the persons/entities to whom the shareholding ceiling can be referred, shall be reduced, unless prior joint instructions given by the shareholders involved. Failing to comply, the resolution passed by the Shareholders' Meeting may be appealed pursuant to Article 2377 of the Italian Civil Code, if the majority required had not been reached without the votes in excess of the aforementioned ceiling.
The shares for which no voting rights may be exercised are, in any case, taken into account for the purposes of the regular constitution of the Shareholders' Meeting.
The statutory clauses introduced by this article, as well as those adopted to protect minority shareholders against Articles 15, first and second paragraph, 16 and 22, may not be amended for a period of three years from the incorporation date of the Company.

Article 10
The status of shareholder entails unconditional compliance with the corporate by-laws and all the resolutions passed by the Shareholders' Meeting, including those passed prior to the acquisition of such status. With respect to corporate relations, the shareholders' domicile is considered the domicile indicated in the Register of Shareholders.

Article 10-bis
Pursuant to Article 2420-ter of the Italian Civil Code, the Board of Directors shall be entitled to issue, once or several times, for a period of five years starting from the date of the resolution passed by the Shareholders' Meeting of August 4, 2003, bonds non convertible into shares of the Company, up to a maximum amount of Euro 1 billion, Euro 500 million currently remaining following the partial execution resolved by the Board of Directors on October 8, 2003.
The Board of Directors is granted the widest powers in this regard, including the power to define the procedures and conditions of issue, yield and relevant settlement.

TITLE III
SHAREHOLDERS' MEETINGS

Article 11
The Shareholders' Meeting, legally convened and constituted, is composed of all the shareholders and represents the entire body of shareholders. Its resolutions, passed in accordance with the law, are binding upon all shareholders, including those absent or dissenting.

Article 12
The Shareholders' Meeting shall be convened by the Board of Directors, also in venues other than the Company's registered office, providing it taking place in Lombardy, at least once a year within 120 days and, in the cases provided for by law, within 180 days after year end.
The Shareholders' Meeting shall also be convened within 3 months after the end of the first six-month period of the financial year, in order to inform the shareholders of the Company's performance and plans, or whenever the Board of Directors shall see fit and in the cases provided for by law. The notice of call shall set out the agenda and shall be given by publishing a notice in the Official Gazette of the Republic of Italy, as well as in at least two national dailies within the deadlines and in accordance with the procedures set forth by law.

Article 13
The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors. In the event of the Chairman's absence or impediment, the Chairman shall be appointed by the Shareholders' Meeting which shall also appoint the Secretary from among those present.
Resolutions shall be recorded in the minutes duly signed by the Chairman and Secretary. The full recording of every intervention made during corporate meetings must be kept on paper, computer or audiovisual support.
If required by law or whenever the Board of Directors or the Chairman of the Shareholders' Meeting shall deem fit, the minutes shall be drawn up by a Notary Public.

Article 14
Attendance in Shareholders' Meetings is subject to the preliminary deposit of shares, or, alternately, to the preliminary notification by the agent who keeps the accounts on which shares are registered, made at least two days prior to the date set for the Shareholders' Meeting and in accordance with the procedures set forth in the notice of call.
Without prejudice to the provisions on the collection and request of proxies, each shareholder entitled to attend the Shareholders' Meeting shall be entitled to be represented, pursuant to law, by written proxy: except for the Municipality of Milan and for the persons/entities referred to in Article 9, sixth paragraph, of these by-laws, to whom the shareholding ceiling does not apply, no one shall be entitled to exercise the voting right, neither directly, nor on behalf of other shareholders, for over 5% of the share capital.
The Chairman of the Shareholders' Meeting shall be responsible for ascertaining the validity of the individual proxies and, in general, that persons have the right to attend the Shareholders' Meeting.

Article 15
As to the constitution and resolutions passed in ordinary and extraordinary Shareholders' Meetings, either on first, second or third call, the latter in case of Stock Exchange listing, the provisions of law shall apply.
Pursuant to Article 2, letter c), of Law Decree No. 332 of May 31 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the Municipality of Milan shall be entitled to veto the adoption of resolutions regarding dissolution of the Company, pursuant to Article 2484, No. 6 of the Italian Civil Code, transfer of the Company for any reason whatsoever, merger, split, relocation of registered office abroad, change of corporate purpose, amendment to the by-laws abolishing or modifying, in addition to the powers of the Municipality of Milan set forth in this paragraph, also those set forth in Article 9, seventh paragraph, above.

TITLE IV
BOARD OF DIRECTORS

Article 16

The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.

Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.

As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill. Each list must include at least two candidates who meet the independence requirements prescribed by law, indicating such candidates separately, and one of them holding the first position in the list.

Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which one financial, respectively at least twenty and ten days prior to the meeting.

Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.

Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture, as well as to their compliance with the requirements prescribed by the current regulations for the position. Together with such statements, an exhaustive description of professional and personal characteristics of each candidate is to be filed with the registered office, with the mention of the possibility of he/she being qualified as independent pursuant to law.

No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.

Members are appointed as follows:

a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit.

b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.

In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.

In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.
Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code. Directors shall hold office for three years.
The Shareholders' Meeting sets their remuneration.

Article 17
The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting.
In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.
The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.
The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment. The Board may also appoint a general manager, defining his powers. Upon prior opinion of the Board of Statutory Auditors, the Board of Directors appoints an officer responsible for the drafting of corporate accounting documents. He/she shall be appointed from among the persons who have an overall experience of at least three years in the exercise of (a) administration or control activities or executive positions with skills in financial or accounting or control matters at joints-stock companies whose share capital is not less than two million Euro, or (b) professional activities concerning legal, economic, financial or technical-scientific matters relevant to the Company business, or (c) executive positions at public bodies or public administrations operating in the credit, financial and insurance sectors or in any case in business sectors strictly relevant to the Company business. By matters and business sectors strictly relevant to the Company business are meant the matters and business sectors connected with, or inherent to, the activities indicated in Article 4 of the By-Laws.
The Board of Directors may appoint a secretary, who need not be one of its members.
Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest.

Article 18
Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position, and provided that the appointment ensures the presence of the necessary number of directors who meet the independence requirements prescribed by law.
Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors

shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board.
Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.
The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced.

Article 19
Meetings of the Board of Directors normally convene at the registered office upon call by the Chairman or by whoever acts in his/her place, and upon Chairman's initiative or Managing Director's request. Meetings of the Board of Directors may also be held via audio or videoconference or teleconference, providing all the attendants can be identified, that said identification is recorded in the minutes, and that all the attendants are able to follow the discussion and intervene in real time on the items being discussed. Once these conditions have been met, the meeting is deemed to be held in the venue where the Chairman and Secretary are actually located, since the latter must also draw up and sign the minutes.
The Chairman shall call the Board by means of a notice indicating the items on the agenda, sent to the directors' domiciles by hand-delivered registered letter, at least three days prior to the date set for the meeting, save for emergencies, in which cases the call may also be made by telegram or fax sent at least 24 hours prior to the date set for the meeting.
The notice of call shall also be notified to the auditors in accordance with the terms above.
The meeting of the Board of Directors shall be deemed regularly constituted, even if not convened as set forth hereinabove, when all the directors and regular auditors in office are present.
The meeting shall be deemed regularly constituted with the presence of the majority of shareholders in office. Resolutions shall be legally passed with the absolute majority of those present. In the event of a tie vote, the Chairman of the Company shall have the casting vote.

Article 20
The resolutions passed are transcribed into the minutes book duly signed by the Chairman of the Company and by the Secretary.

TITLE V
REPRESENTATION AND CORPORATE SIGNATURE

Article 21
The Chairman of the Board of Directors or the person designated to replace him/her in case of absence or impediment, shall each represent the Company and shall have power of signature.
The Managing Director shall be entitled to represent the Company for matters within the sphere of the proxy.

TITLE VI
AUDITORS

Article 22
The Board of Auditors is formed by three regular auditors and two alternate auditors.
The Municipality of Milan shall be entitled to directly appoint a maximum number of two regular auditors and one alternate auditor, proportional to the amount of its equity interest.
In regard to auditors pending election, the procedures set forth in Article 16 shall apply and/or those set forth in the current regulations, it being understood that the voting mechanism described therein shall apply separately to each of the two sections making up each list, one for the candidates to the position of regular auditor and the other for the candidates to the position of alternate auditor. In the

event of an equal number of votes between the lists, the candidates will be elected from among the list that has been submitted by the shareholders owning the controlling interest or, alternatively, by the largest number of shareholders.

Article 22-bis
The Chairman of the Board of Auditors is appointed by the shareholders' meeting from among the auditors elected by minority shareholders.
The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism, as well as to the limits to the accumulation of offices, provided for by law and by the relevant regulatory provisions.

Article 22-ter
The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors, as to the calling of the shareholders' meeting, and individually by each member, as to the calling of the board of directors and the executive committee.

TITLE VII
FINANCIAL STATEMENTS AND PROFITS

Article 23
The financial year shall run from January 1st to December 31 of each year.
Within the deadlines and according to the procedures provided for by law, the Board of Directors shall draw up the financial statements, accompanied by the documents established by law, and transmit them to the auditors at least 30 days prior to the term set for the Shareholders' Meeting, which shall then discuss their approval.

Article 24
In order to protect public interest, the financial statements shall be audited by a major accounting firm listed in the Special Register held by *Consob*[1].
The audit findings shall be then notified to the Municipality of Milan.

Article 25
The net profits for the financial year shall be earmarked as follows:
1) at least one-twentieth of profits to the legal reserve, until this reaches an amount equal to one-fifth of the share capital;
2) the remainder shall be distributed to shareholders, unless the Shareholders' Meeting approves special withdrawals to extraordinary reserves or for other purposes, or approves to carry them forward, in whole or in part, to the subsequent financial year.

The Company may resolve to distribute interim dividends, according to the terms and conditions laid down by law.

TITLE VIII
DISSOLUTION

Article 26
In the event of winding-up and dissolution of the Company, reference shall be made to the

[1] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

provisions of law.

TITLE IX
TEMPORARY AND FINAL PROVISIONS

Article 27
For matters not expressly provided for and governed by these by-laws, the current provisions of law on joint-stock companies shall apply.
Any dispute arising out of the relations between the Company, the shareholders and the members of the corporate bodies, shall fall under the jurisdiction of the Court of Milan.

AEM S.P.A

CORSO DI PORTA VITTORIA N. 4 - MILANO

Cod. Fiscale : 11957540153

ELENCO PARTECIPANTI

ASSEMBLEA STRAORDINARIA DEL 28/06/2007 IN 1° CONVOCAZIONE

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
1	COGLIATI LUIGI			30.000		40.000
			in delega di: COGLIATI GIORGIO		10.000	
2	COLNAGHI ANGELO			2.000		2.000
3	BUZZI ARTURO			999		999
4	FRAGAPANE GIACOMO			310.000 30.000		340.000
5	GIANCOLA MARIATERESA		**in delega di:** CREDITO VALTELLINESE		8.000.000	8.000.000
6	STUCCHI LUCIANO			2.000		2.000
7	STRAZZI MARIO			200.000		200.000
8	PANTALEO ROBERTO		**in delega di:** FONDAZIONE CARIPLO		35.065.000	35.065.000
9	TASSONE LUIGI ROCCO BRUNO					26.050.000
			in delega di: TORO ASSICURAZIONI SPA		1.010.000	
			in delega di: ALLEANZA ASSICURAZIONI		8.300.000	
			in delega di: ASSICURAZIONI GENERALI		1.400.000	
			in delega di: ASSICURAZIONI GENERALI		6.500.000	
			in delega di: LA VENEZIA ASSICURAZIONI		3.000.000	
			in delega di: LA VENEZIA ASSICURAZIONI		40.000	

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			in delega di: INA ASSITALIA		2.900.000	
			in delega di: INA ASSITALIA		2.900.000	
10	PEDRAGLIO ENRICO					47.400
			in delega di: METROPOLITANA MILANESE SPA		47.400	
11	BLANDI ALESSIA					14.711.120
			in delega di: HSBC BANK		80.200	
			in delega di: HSBC EUROPEAN INDEX FUND		31.200	
			in delega di: NUCLEAR LIABILITIES FUND LIMITED		19.903	
			in delega di: GRANT SCHOOLS PREVIDENT FUND		1.568	
			in delega di: THE SUBSIDIZED SCHOOLS PROVIDENT FUND CARE OFF THE TREASURY		16.600	
			in delega di: UMWA 1974 PENSION TRUST		19.708	
			in delega di: FONDS DE RESERVE POUR LES RETRAITES FRR		911.830	
			in delega di: RAILWAYS PENSION TRUSTEE COMPANY LIMITEDAS TRUSTEE FOR THE PENSION SCHEME		49.635	
			in delega di: JPMORGAN CHASE BANK		35.152	
			in delega di: CLAM AGRO-SANTE MONDE (CA) - L353		668.900	
			in delega di: CREDIT AGRICOLE ASSET MANAGEMENT		406.608	
			in delega di: CREDIT AGRICOLE ASSET MANAGEMENT		173.710	
			in delega di: CREDIT AGRICOLE ASSET MANAGEMENT		7.699	
			in delega di: CREDIT AGRICOLE ASSET MANAGEMENT		60.097	

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			in delega di: GE PENSIONS LIMITED		46.236	
			in delega di: FIDELITY INVESTMENT FUNDS EUROPEAN FUND		7.500.000	
			in delega di: FODELITY EUROPEAN VALUES PLC		1.400.000	
			in delega di: THE RETIREMENT PLAN OF JP MORGAN CHASE BANK AND CERTAIN AFFILIATED COMPANIES		32.016	
			in delega di: HERMES ASSURED LIMITED		6.878	
			in delega di: TRUSTEES OF THE BT PENSION SCHEME		5.398	
			in delega di: BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD		113.357	
			in delega di: BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD		50.743	
			in delega di: GMO INTERNATIONAL SMALL COMPANIES FUND		156.087	
			in delega di: SEI INSTIT INV TRUST INTERN EQTY		3.700	
			in delega di: BBH FOR SEI INST IN TRUST INT EQUITY/FULLER THAIER		7.687	
			in delega di: BBH-GMO INTL GROWTH EQUITY FUND		1.534.387	
			in delega di: SEI IIT WLD EQTY-US F/FULLER THA		252.400	
			in delega di: SCHWAB FUNDAMENTAL INTER.LARGE		7.141	
			in delega di: SEMPRA ENERGY PENSION MASTER TRUST		22.954	
			gestore: MELLON BANK N.A.			
			in delega di: NATIONAL PENSIONS RESERVE FUND COMM.		13.077	

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			gestore: MELLON BANK N.A. **in delega di:** NATIONAL PENSIONS RESERVE FUND COMM.		6.163	
			gestore: MELLON BANK N.A. **in delega di:** FORD OF CANADA MASTER TRUST FUND		16.574	
			gestore: NORTHERN TRUST -LO **in delega di:** ULSTER BANK GLOBAL STRATEGY FUND		2.314	
			gestore: NORTHERN TRUST -LO **in delega di:** ULSTER BANK STRATEGY FD UNIVERSAL BF		7.891	
			gestore: NORTHERN TRUST -LO **in delega di:** ULSTER BANK GLOBAL STRATEGY FUND		11.024	
			gestore: NORTHERN TRUST -LO **in delega di:** WHEELS COMMON INVESTMENT FUND		3.252	
			gestore: NORTHERN TRUST -LO **in delega di:** STICHTING BEDRIJFSPENSIOENFONDS VOOR		188.054	
			gestore: NORTHERN TRUST -LO **in delega di:** TCW GALILEO INTERNATIONAL EQUITIES		13.220	
			gestore: INVESTORS BK AND TR **in delega di:** AVENIR ACTIONS DYNAMIQUE		7.564	
			gestore: BNP PARIBAS 2S-PARIS **in delega di:** JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND		13.177	

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND		64.190	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA EUROPA		10.094	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA WELT		7.178	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** CAISSE DE DEPOT ET PLACEMENT DU QUEBEC		800	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** CAISSE DE DEPOT ET PLACEMENT DU QUEBEC		12	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** MANAGED PENSION FUNDS LIMITED		144.259	
			gestore: STATE STREET BANK AND TRUST COMPANY **in delega di:** MANAGED PENSION FUNDS LIMITED		106.229	
			gestore: STATE STREET BANK AND TRUST COMPANY			

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			in delega di: SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF **gestore:** STATE STREET BANK AND TRUST COMPANY		16.464	
			in delega di: STATE TREASURER OF MICH CUSTODIAN OF PUBLIC SCHOOL EMPL RTMNT SYSTEMS **gestore:** STATE STREET BANK AND TRUST COMPANY		664	
			in delega di: ILLINOIS STATE BOARD OF INVESTMENT **gestore:** STATE STREET BANK AND TRUST COMPANY		2	
			in delega di: SSGA WEALTH WEIGHTED GLOBAL EQUITIES INDEX TRUST **gestore:** STATE STREET BANK AND TRUST COMPANY		33.858	
			in delega di: HONG KONG HOUSING AUTHORITY **gestore:** STATE STREET BANK AND TRUST COMPANY		43.414	
			in delega di: CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM **gestore:** STATE STREET BANK AND TRUST COMPANY		44.175	
			in delega di: CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM **gestore:** STATE STREET BANK AND TRUST COMPANY		15.278	
			in delega di: CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM **gestore:** STATE STREET BANK AND TRUST COMPANY		87.858	

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			in delega di: STATE STREET MIDCAP EUROPE **gestore:** STATE STREET BANK AND TRUST COMPANY		2.983	
			in delega di: STATE STREET MIDCAP EUROLAND **gestore:** STATE STREET BANK AND TRUST COMPANY		109.187	
			in delega di: ACTIVE INTERNATIONAL SMALL CAP LENDING COMMON TRUST FUND **gestore:** STATE STREET BANK AND TRUST COMPANY		100.359	
			in delega di: STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAXEXEMPT RETIREMENT PLANS **gestore:** STATE STREET BANK AND TRUST COMPANY		12	
			in delega di: AXA WORLD FUNDS - ITALIAN EQUITIES **gestore:** STATE STREET BANK AND TRUST COMPANY		20.000	
12	PERINI ALBINO					35.625.052
			in delega di: MEDIOBANCA SPA		17.625.052	
			in delega di: VALSABBIA LUX SA		18.000.000	
16	CACCAVERI ANDREA					36.046.474
			in delega di: MILANO ASSICURAZIONI SPA		30.331.316	
			in delega di: SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA		65.000	
			in delega di: FONDIARIA SAI		5.650.158	
18	ROTA FRANCESCO					6.800.000
			in delega di: BANCA POPOLARE DI SONDRIO SOC. COOP. P.A.		6.800.000	
19	FASOLI ANGELO GIOVANNI					90.002.370

RIFERIM. DI AMMISSIONE	PARTECIPANTE	NOTE	SOCIO	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
			in delega di: ATEL ITALIA HOLDING S.R.L. **in delega di:** AARE-TESSIN AG FUR ELEKTRIZITAT ATEL		79.202.085 10.800.285	
20	FASOLI ANGELO GIOVANNI		**in delega di:** ATEL ITALIA HOLDING S.R.L. **in delega di:** AARE-TESSIN AG FUR ELEKTRIZITAT ATEL		15.591.196 1.719.715	17.310.911
21	NOBILI RAFFAELE			1		1
22	SIMINI BRUNO		**in delega di:** COMUNE DI MILANO **in delega di:** COMUNE DI MILANO		601.282.030 158.796.774	760.078.804

Soci presenti o rappresentati **75**

rappresentanti

In proprio **575.000**

In delega **1.029.747.131**

Totale **1.030.322.131**

pari al 57,2386% delle n. 1.800.047.400 azioni costituenti il capitale sociale

AEM S.P.A

CORSO DI PORTA VITTORIA N. 4 - MILANO

Cod. Fiscale: 11957540153

ASSEMBLEA STRAORDINARIA DEL 28/06/2007 IN 1° CONVOCAZIONE

Ordine del giorno **NOMINA SEGRETARIO**

ORARIO APERTURA VOTAZIONE: 11:19 - ORARIO CHIUSURA VOTAZIONE: 11:20

Azioni presenti all'apertura della votazione n. 1.030.322.131 pari al 57,2386% delle n. 1.800.047.400 azioni costituenti il capitale sociale, di cui non aventi diritto di voto n. 17.310.911 azioni pari al 0,9617%

ELENCO FAVOREVOLI

Totale Voti: 1.013.011.220 pari al 100,0000 % della quantità votante

SOCIO	ELENCO DELEGATI / LEGALI RAPPRESENTANTI / ALTRO	RIFERIM. DI AMMISSIONE	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
		1			40.000
COGLIATI LUIGI			30.000		
COGLIATI GIORGIO	Delegato: COGLIATI LUIGI			10.000	
		2			2.000
COLNAGHI ANGELO			2.000		
		3			999
BUZZI ARTURO			999		
		4			340.000
FRAGAPANE GIACOMO			310.000		
FRAGAPANE GIACOMO			30.000		
		5			8.000.000
CREDITO VALTELLINESE	Delegato: GIANCOLA MARIATERESA			8.000.000	
		6			2.000
STUCCHI LUCIANO			2.000		
		7			200.000
STRAZZI MARIO			200.000		
		8			35.065.000
FONDAZIONE CARIPLO	Delegato: PANTALEO ROBER˜O			35.065.000	
		9			26.050.000
TORO ASSICURAZIONI SPA	Delegato: TASSONE LUIGI ROCCO BRUNO			1.010.000	
ALLEANZA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			8.300.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			1.400.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			6.500.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			3.000.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			40.000	

INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
		10			47.400
METROPOLITANA MILANESE SPA	Delegato: PEDRAGLIO ENRICO			47.400	
		11			14.711.120
HSBC BANK	Delegato: BLANDI ALESSIA			80.200	
HSBC EUROPEAN INDEX FUND	Delegato: BLANDI ALESSIA			31.200	
NUCLEAR LIABILITIES FUND LIMITED	Delegato: BLANDI ALESSIA			19.903	
GRANT SCHOOLS PREVIDENT FUND	Delegato: BLANDI ALESSIA			1.568	
THE SUBSIDIZED SCHOOLS PROVIDENT FUND CARE OFF THE TREASURY	Delegato: BLANDI ALESSIA			16.600	
UMWA 1974 PENSION TRUST	Delegato: BLANDI ALESSIA			19.708	
FONDS DE RESERVE POUR LES RETRAITES FRR	Delegato: BLANDI ALESSIA			911.830	
RAILWAYS PENSION TRUSTEE COMPANY LIMITEDAS TRUSTEE FOR THE PENSION SCHEME	Delegato: BLANDI ALESSIA			49.635	
JPMORGAN CHASE BANK	Delegato: BLANDI ALESSIA			35.152	
CLAM AGRO-SANTE MONDE (CA) - L353	Delegato: BLANDI ALESSIA			668.900	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			406.608	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			173.710	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			7.699	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			60.097	
GE PENSIONS LIMITED	Delegato: BLANDI ALESSIA			46.236	
FIDELITY INVESTMENT FUNDS EUROPEAN FUND	Delegato: BLANDI ALESSIA			7.500.000	
FODELITY EUROPEAN VALUES PLC	Delegato: BLANDI ALESSIA			1.400.000	
THE RETIREMENT PLAN OF JP MORGAN CHASE BANK AND CERTAIN AFFILIATED COMPANIES	Delegato: BLANDI ALESSIA			32.016	
HERMES ASSURED LIMITED	Delegato: BLANDI ALESSIA			6.878	
TRUSTEES OF THE BT PENSION SCHEME	Delegato: BLANDI ALESSIA			5.398	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			113.357	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			50.743	
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: BLANDI ALESSIA			156.087	
SEI INSTIT INV TRUST INTERN EQTY	Delegato: BLANDI ALESSIA			3.700	
BBH FOR SEI INST IN TRUST INT EQUITY/FULLER THAIER	Delegato: BLANDI ALESSIA			7.687	
BBH-GMO INTL GROWTH EQUITY FUND	Delegato: BLANDI ALESSIA			1.534.387	
SEI IIT WLD EQTY-US F/FULLER THA	Delegato: BLANDI ALESSIA			252.400	
SCHWAB FUNDAMENTAL INTER.LARGE	Delegato: BLANDI ALESSIA			7.141	
SEMPRA ENERGY PENSION MASTER TRUST	Delegato: BLANDI ALESSIA			22.954	
gestore: MELLON BANK N.A.					
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BLANDI ALESSIA			13.077	
gestore: MELLON BANK N.A.					
NATIONAL PENSIONS RESERVE FUND COMM.	Delegato: BLANDI ALESSIA			6.163	

gestore: MELLON BANK N.A.					
FORD OF CANADA MASTER TRUST FUND	Delegato: BLANDI ALESSIA			16.574	
gestore: NORTHERN TRUST -LO					
ULSTER BANK GLOBAL STRATEGY FUND	Delegato: BLANDI ALESSIA			2.314	
gestore: NORTHERN TRUST -LO					
ULSTER BANK STRATEGY FD UNIVERSAL BF	Delegato: BLANDI ALESSIA			7.891	
gestore: NORTHERN TRUST -LO					
ULSTER BANK GLOBAL STRATEGY FUND	Delegato: BLANDI ALESSIA			11.024	
gestore: NORTHERN TRUST -LO					
WHEELS COMMON INVESTMENT FUND	Delegato: BLANDI ALESSIA			3.252	
gestore: NORTHERN TRUST -LO					
STICHTING BEDRIJFSPENSIOENFONDS VOOR	Delegato: BLANDI ALESSIA			188.054	
gestore: NORTHERN TRUST -LO					
TCW GALILEO INTERNATIONAL EQUITIES	Delegato: BLANDI ALESSIA			13.220	
gestore: INVESTORS BK AND TR					
AVENIR ACTIONS DYNAMIQUE	Delegato: BLANDI ALESSIA			7.564	
gestore: BNP PARIBAS 2S-PARIS					
JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND	Delegato: BLANDI ALESSIA			13.177	
gestore: STATE STREET BANK AND TRUST COMPANY					
LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND	Delegato: BLANDI ALESSIA			64.190	
gestore: STATE STREET BANK AND TRUST COMPANY					
AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA EUROPA	Delegato: BLANDI ALESSIA			10.094	
gestore: STATE STREET BANK AND TRUST COMPANY					
AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA WELT	Delegato: BLANDI ALESSIA			7.178	
gestore: STATE STREET BANK AND TRUST COMPANY					
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Delegato: BLANDI ALESSIA			800	
gestore: STATE STREET BANK AND TRUST COMPANY					
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Delegato: BLANDI ALESSIA			12	
gestore: STATE STREET BANK AND TRUST COMPANY					
MANAGED PENSION FUNDS LIMITED	Delegato: BLANDI ALESSIA			144.259	

gestore: STATE STREET BANK AND TRUST COMPANY					
MANAGED PENSION FUNDS LIMITED	Delegato: BLANDI ALESSIA			106.229	
gestore: STATE STREET BANK AND TRUST COMPANY					
SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF	Delegato: BLANDI ALESSIA			16.464	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE TREASURER OF MICH CUSTODIAN OF PUBLIC SCHOOL EMPL RTMNT SYSTEMS	Delegato: BLANDI ALESSIA			664	
gestore: STATE STREET BANK AND TRUST COMPANY					
ILLINOIS STATE BOARD OF INVESTMENT	Delegato: BLANDI ALESSIA			2	
gestore: STATE STREET BANK AND TRUST COMPANY					
SSGA WEALTH WEIGHTED GLOBAL EQUITIES INDEX TRUST	Delegato: BLANDI ALESSIA			33.858	
gestore: STATE STREET BANK AND TRUST COMPANY					
HONG KONG HOUSING AUTHORITY	Delegato: BLANDI ALESSIA			43.414	
gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			44.175	
gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			15.278	
gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			87.858	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET MIDCAP EUROPE	Delegato: BLANDI ALESSIA			2.983	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET MIDCAP EUROLAND	Delegato: BLANDI ALESSIA			109.187	
gestore: STATE STREET BANK AND TRUST COMPANY					
ACTIVE INTERNATIONAL SMALL CAP LENDING COMMON TRUST FUND	Delegato: BLANDI ALESSIA			100.359	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAXEXEMPT RETIREMENT PLANS	Delegato: BLANDI ALESSIA			12	
gestore: STATE STREET BANK AND TRUST COMPANY					

AXA WORLD FUNDS - ITALIAN EQUITIES gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			20.000	
		12			35.625.052
MEDIOBANCA SPA	Delegato: PERINI ALBINO			17.625.052	
VALSABBIA LUX SA	Delegato: PERINI ALBINO			18.000.000	
		16			36.046.474
MILANO ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			30.331.316	
SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			65.000	
FONDIARIA SAI	Delegato: CACCAVERI ANDREA			5.650.158	
		18			6.800.000
BANCA POPOLARE DI SONDRIO SOC. COOP. P.A.	Delegato: ROTA FRANCESCO			6.800.000	
		19			90.002.370
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			79.202.085	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			10.800.285	
		21			1
NOBILI RAFFAELE			1		
		22			760.078.804
COMUNE DI MILANO	Delegato: SIMINI BRUNO			601.282.030	
COMUNE DI MILANO	Delegato: SIMINI BRUNO			158.796.774	
			575.000	**1.012.436.220**	**1.013.011.220**

ELENCO NON AVENTE DIRITTO DI VOTO

Totale Voti: 17.310.911

		20			17.310.911
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			15.591.196	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			1.719.715	
			0	**17.310.911**	**17.310.911**

Tot. Voti in Proprio: 575.000 **Tot. Voti in Delega: 1.012.436.220** **Totale Voti: 1.013.011.220**

Ordine del giorno **NOMINA SCRUTATORI**

ORARIO APERTURA VOTAZIONE: 11:23 - ORARIO CHIUSURA VOTAZIONE: 11:24

Azioni presenti all'apertura della votazione n. 1.030.322.131 pari al 57,2386% delle n. 1.800.047.400 azioni costituenti il capitale sociale, di cui non aventi diritto di voto n. 17.310.911 azioni pari al 0,9617%

ELENCO FAVOREVOLI

Totale Voti: 1.013.011.220 pari al 100,0000 % della quantità votante

SOCIO	ELENCO DELEGATI / LEGALI RAPPRESENTANTI / ALTRO	RIFERIM. DI AMMISSIONE	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI

		1			40.000
COGLIATI LUIGI			30.000		
COGLIATI GIORGIO	Delegato: COGLIATI LUIGI			10.000	
		2			2.000
COLNAGHI ANGELO			2.000		
		3			999
BUZZI ARTURO			999		
		4			340.000
FRAGAPANE GIACOMO			310.000		
FRAGAPANE GIACOMO			30.000		
		5			8.000.000
CREDITO VALTELLINESE	Delegato: GIANCOLA MARIATERESA			8.000.000	
		6			2.000
STUCCHI LUCIANO			2.000		
		7			200.000
STRAZZI MARIO			200.000		
		8			35.065.000
FONDAZIONE CARIPLO	Delegato: PANTALEO ROBERTO			35.065.000	
		9			26.050.000
TORO ASSICURAZIONI SPA	Delegato: TASSONE LUIGI ROCCO BRUNO			1.010.000	
ALLEANZA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			8.300.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			1.400.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			6.500.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			3.000.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			40.000	
INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
		10			47.400
METROPOLITANA MILANESE SPA	Delegato: PEDRAGLIO ENRICO			47.400	
		11			14.711.120
HSBC BANK	Delegato: BLANDI ALESSIA			80.200	
HSBC EUROPEAN INDEX FUND	Delegato: BLANDI ALESSIA			31.200	
NUCLEAR LIABILITIES FUND LIMITED	Delegato: BLANDI ALESSIA			19.903	
GRANT SCHOOLS PREVIDENT FUND	Delegato: BLANDI ALESSIA			1.568	
THE SUBSIDIZED SCHOOLS PROVIDENT FUND CARE OFF THE TREASURY	Delegato: BLANDI ALESSIA			16.600	
UMWA 1974 PENSION TRUST	Delegato: BLANDI ALESSIA			19.708	
FONDS DE RESERVE POUR LES RETRAITES FRR	Delegato: BLANDI ALESSIA			911.830	
RAILWAYS PENSION TRUSTEE COMPANY LIMITEDAS TRUSTEE FOR THE PENSION SCHEME	Delegato: BLANDI ALESSIA			49.635	
JPMORGAN CHASE BANK	Delegato: BLANDI ALESSIA			35.152	
CLAM AGRO-SANTE MONDE (CA) - L353	Delegato: BLANDI ALESSIA			668.900	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			406.608	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			173.710	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			7.699	

CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			60.097	
GE PENSIONS LIMITED	Delegato: BLANDI ALESSIA			46.236	
FIDELITY INVESTMENT FUNDS EUROPEAN FUND	Delegato: BLANDI ALESSIA			7.500.000	
FODELITY EUROPEAN VALUES PLC	Delegato: BLANDI ALESSIA			1.400.000	
THE RETIREMENT PLAN OF JP MORGAN CHASE BANK AND CERTAIN AFFILIATED COMPANIES	Delegato: BLANDI ALESSIA			32.016	
HERMES ASSURED LIMITED	Delegato: BLANDI ALESSIA			6.878	
TRUSTEES OF THE BT PENSION SCHEME	Delegato: BLANDI ALESSIA			5.398	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			113.357	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			50.743	
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: BLANDI ALESSIA			156.087	
SEI INSTIT INV TRUST INTERN EQTY	Delegato: BLANDI ALESSIA			3.700	
BBH FOR SEI INST IN TRUST INT EQUITY/FULLER THAIER	Delegato: BLANDI ALESSIA			7.687	
BBH-GMO INTL GROWTH EQUITY FUND	Delegato: BLANDI ALESSIA			1.534.387	
SEI IIT WLD EQTY-US F/FULLER THA	Delegato: BLANDI ALESSIA			252.400	
SCHWAB FUNDAMENTAL INTER.LARGE	Delegato: BLANDI ALESSIA			7.141	
SEMPRA ENERGY PENSION MASTER TRUST gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			22.954	
NATIONAL PENSIONS RESERVE FUND COMM. gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			13.077	
NATIONAL PENSIONS RESERVE FUND COMM. gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			6.163	
FORD OF CANADA MASTER TRUST FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			16.574	
ULSTER BANK GLOBAL STRATEGY FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			2.314	
ULSTER BANK STRATEGY FD UNIVERSAL BF gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			7.891	
ULSTER BANK GLOBAL STRATEGY FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			11.024	
WHEELS COMMON INVESTMENT FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			3.252	
STICHTING BEDRIJFSPENSIOENFONDS VOOR gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			188.054	
TCW GALILEO INTERNATIONAL EQUITIES	Delegato: BLANDI ALESSIA			13.220	

gestore: · INVESTORS BK AND TR AVENIR ACTIONS DYNAMIQUE	Delegato: BLANDI ALESSIA			7.564	
gestore: BNP PARIBAS 2S-PARIS JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND	Delegato: BLANDI ALESSIA			13.177	
gestore: STATE STREET BANK AND TRUST COMPANY LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND	Delegato: BLANDI ALESSIA			64.190	
gestore: STATE STREET BANK AND TRUST COMPANY AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA EUROPA	Delegato: BLANDI ALESSIA			10.094	
gestore: STATE STREET BANK AND TRUST COMPANY AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA WELT	Delegato: BLANDI ALESSIA			7.178	
gestore: STATE STREET BANK AND TRUST COMPANY CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Delegato: BLANDI ALESSIA			800	
gestore: STATE STREET BANK AND TRUST COMPANY CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Delegato: BLANDI ALESSIA			12	
gestore: STATE STREET BANK AND TRUST COMPANY MANAGED PENSION FUNDS LIMITED	Delegato: BLANDI ALESSIA			144.259	
gestore: STATE STREET BANK AND TRUST COMPANY MANAGED PENSION FUNDS LIMITED	Delegato: BLANDI ALESSIA			106.229	
gestore: STATE STREET BANK AND TRUST COMPANY SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF	Delegato: BLANDI ALESSIA			16.464	
gestore: STATE STREET BANK AND TRUST COMPANY STATE TREASURER OF MICH CUSTODIAN OF PUBLIC SCHOOL EMPL RTMNT SYSTEMS	Delegato: BLANDI ALESSIA			664	
gestore: STATE STREET BANK AND TRUST COMPANY ILLINOIS STATE BOARD OF INVESTMENT	Delegato: BLANDI ALESSIA			2	
gestore: STATE STREET BANK AND TRUST COMPANY SSGA WEALTH WEIGHTED GLOBAL EQUITIES INDEX TRUST	Delegato: BLANDI ALESSIA			33.858	
gestore: STATE STREET BANK AND TRUST COMPANY HONG KONG HOUSING AUTHORITY	Delegato: BLANDI ALESSIA			43.414	

gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			44.175	
gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			15.278	
gestore: STATE STREET BANK AND TRUST COMPANY					
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Delegato: BLANDI ALESSIA			87.858	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET MIDCAP EUROPE	Delegato: BLANDI ALESSIA			2.983	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET MIDCAP EUROLAND	Delegato: BLANDI ALESSIA			109.187	
gestore: STATE STREET BANK AND TRUST COMPANY					
ACTIVE INTERNATIONAL SMALL CAP LENDING COMMON TRUST FUND	Delegato: BLANDI ALESSIA			100.359	
gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAXEXEMPT RETIREMENT PLANS	Delegato: BLANDI ALESSIA			12	
gestore: STATE STREET BANK AND TRUST COMPANY					
AXA WORLD FUNDS - ITALIAN EQUITIES	Delegato: BLANDI ALESSIA			20.000	
gestore: STATE STREET BANK AND TRUST COMPANY					
		12			35.625.052
MEDIOBANCA SPA	Delegato: PERINI ALBINO			17.625.052	
VALSABBIA LUX SA	Delegato: PERINI ALBINO			18.000.000	
		16			36.046.474
MILANO ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			30.331.316	
SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			65.000	
FONDIARIA SAI	Delegato: CACCAVERI ANDREA			5.650.158	
		18			6.800.000
BANCA POPOLARE DI SONDRIO SOC. COOP. P.A.	Delegato: ROTA FRANCESCO			6.800.000	
		19			90.002.370
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			79.202.085	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			10.800.285	
		21			1
NOBILI RAFFAELE			1		
		22			760.078.804
COMUNE DI MILANO	Delegato: SIMINI BRUNO			601.282.030	

COMUNE DI MILANO	Delegato: SIMINI BRUNO			158.796.774	
			575.000	**1.012.436.220**	**1.013.011.220**

ELENCO NON AVENTE DIRITTO DI VOTO

Totale Voti: 17.310.911

		20			17.310.911
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			15.591.196	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			1.719.715	
			0	**17.310.911**	**17.310.911**

Tot. Voti in Proprio: 575.000 **Tot. Voti in Delega: 1.012.436.220** **Totale Voti: 1.013.011.220**

Ordine del giorno **ADEGUAMENTO DELLO STATUTO SOCIALE ALLE DISPOSIZIONI DELLA LEGGE N. 262 DEL 28.12.2005 MODIFICATA DAL DLGS N. 303 DEL 29.12.2006**

ORARIO APERTURA VOTAZIONE: 11:35 - ORARIO CHIUSURA VOTAZIONE: 11:36

Azioni presenti all'apertura della votazione n. 1.030.322.131 pari al 57,2386% delle n. 1.800.047.400 azioni costituenti il capitale sociale, di cui non aventi diritto di voto n. 17.310.911 azioni pari al 0,9617%

ELENCO FAVOREVOLI

Totale Voti: 1.013.011.220 pari al 100,0000 % della quantità votante

SOCIO	ELENCO DELEGATI / LEGALI RAPPRESENTANTI / ALTRO	RIFERIM. DI AMMISSIONE	VOTI IN PROPRIO	VOTI IN DELEGA	TOTALE VOTI
		1			40.000
COGLIATI LUIGI			30.000		
COGLIATI GIORGIO	Delegato: COGLIATI LUIGI			10.000	
		2			2.000
COLNAGHI ANGELO			2.000		
		3			999
BUZZI ARTURO			999		
		4			340.000
FRAGAPANE GIACOMO			310.000		
FRAGAPANE GIACOMO			30.000		
		5			8.000.000
CREDITO VALTELLINESE	Delegato: GIANCOLA MARIATERESA			8.000.000	
		6			2.000
STUCCHI LUCIANO			2.000		
		7			200.000
STRAZZI MARIO			200.000		
		8			35.065.000
FONDAZIONE CARIPLO	Delegato: PANTALEO ROBERTO			35.065.000	

		9			26.050.000
TORO ASSICURAZIONI SPA	Delegato: TASSONE LUIGI ROCCO BRUNO			1.010.000	
ALLEANZA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			8.300.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			1.400.000	
ASSICURAZIONI GENERALI	Delegato: TASSONE LUIGI ROCCO BRUNO			6.500.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			3.000.000	
LA VENEZIA ASSICURAZIONI	Delegato: TASSONE LUIGI ROCCO BRUNO			40.000	
INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
INA ASSITALIA	Delegato: TASSONE LUIGI ROCCO BRUNO			2.900.000	
		10			47.400
METROPOLITANA MILANESE SPA	Delegato: PEDRAGLIO ENRICO			47.400	
		11			14.711.120
HSBC BANK	Delegato: BLANDI ALESSIA			80.200	
HSBC EUROPEAN INDEX FUND	Delegato: BLANDI ALESSIA			31.200	
NUCLEAR LIABILITIES FUND LIMITED	Delegato: BLANDI ALESSIA			19.903	
GRANT SCHOOLS PREVIDENT FUND	Delegato: BLANDI ALESSIA			1.568	
THE SUBSIDIZED SCHOOLS PROVIDENT FUND CARE OFF THE TREASURY	Delegato: BLANDI ALESSIA			16.600	
UMWA 1974 PENSION TRUST	Delegato: BLANDI ALESSIA			19.708	
FONDS DE RESERVE POUR LES RETRAITES FRR	Delegato: BLANDI ALESSIA			911.830	
RAILWAYS PENSION TRUSTEE COMPANY LIMITEDAS TRUSTEE FOR THE PENSION SCHEME	Delegato: BLANDI ALESSIA			49.635	
JPMORGAN CHASE BANK	Delegato: BLANDI ALESSIA			35.152	
CLAM AGRO-SANTE MONDE (CA) - L353	Delegato: BLANDI ALESSIA			668.900	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			406.608	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			173.710	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			7.699	
CREDIT AGRICOLE ASSET MANAGEMENT	Delegato: BLANDI ALESSIA			60.097	
GE PENSIONS LIMITED	Delegato: BLANDI ALESSIA			46.236	
FIDELITY INVESTMENT FUNDS EUROPEAN FUND	Delegato: BLANDI ALESSIA			7.500.000	
FODELITY EUROPEAN VALUES PLC	Delegato: BLANDI ALESSIA			1.400.000	
THE RETIREMENT PLAN OF JP MORGAN CHASE BANK AND CERTAIN AFFILIATED COMPANIES	Delegato: BLANDI ALESSIA			32.016	
HERMES ASSURED LIMITED	Delegato: BLANDI ALESSIA			6.878	
TRUSTEES OF THE BT PENSION SCHEME	Delegato: BLANDI ALESSIA			5.398	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			113.357	
BARCLAYS GLOBAL INVESTORS PENSIONS MANAGEMENT LTD	Delegato: BLANDI ALESSIA			50.743	
GMO INTERNATIONAL SMALL COMPANIES FUND	Delegato: BLANDI ALESSIA			156.087	
SEI INSTIT INV TRUST INTERN EQTY	Delegato: BLANDI ALESSIA			3.700	
BBH FOR SEI INST IN TRUST INT EQUITY/FULLER THAIER	Delegato: BLANDI ALESSIA			7.687	
BBH-GMO INTL GROWTH EQUITY FUND	Delegato: BLANDI ALESSIA			1.534.387	
SEI IIT WLD EQTY-US F/FULLER THA	Delegato: BLANDI ALESSIA			252.400	
SCHWAB FUNDAMENTAL INTER.LARGE	Delegato: BLANDI ALESSIA			7.141	

SEMPRA ENERGY PENSION MASTER TRUST gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			22.954	
NATIONAL PENSIONS RESERVE FUND COMM. gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			13.077	
NATIONAL PENSIONS RESERVE FUND COMM. gestore: MELLON BANK N.A.	Delegato: BLANDI ALESSIA			6.163	
FORD OF CANADA MASTER TRUST FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			16.574	
ULSTER BANK GLOBAL STRATEGY FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			2.314	
ULSTER BANK STRATEGY FD UNIVERSAL BF gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			7.891	
ULSTER BANK GLOBAL STRATEGY FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			11.024	
WHEELS COMMON INVESTMENT FUND gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			3.252	
STICHTING BEDRIJFSPENSIOENFONDS VOOR gestore: NORTHERN TRUST -LO	Delegato: BLANDI ALESSIA			188.054	
TCW GALILEO INTERNATIONAL EQUITIES gestore: INVESTORS BK AND TR	Delegato: BLANDI ALESSIA			13.220	
AVENIR ACTIONS DYNAMIQUE gestore: BNP PARIBAS 2S-PARIS	Delegato: BLANDI ALESSIA			7.564	
JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			13.177	
LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			64.190	
AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA EUROPA gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			10.094	
AXA INVESTMENT MANAGERS DEUTSCHLAND GMBH FOR AXA WELT gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			7.178	

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			800	
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			12	
MANAGED PENSION FUNDS LIMITED gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			144.259	
MANAGED PENSION FUNDS LIMITED gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			106.229	
SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			16.464	
STATE TREASURER OF MICH CUSTODIAN OF PUBLIC SCHOOL EMPL RTMNT SYSTEMS gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			664	
ILLINOIS STATE BOARD OF INVESTMENT gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			2	
SSGA WEALTH WEIGHTED GLOBAL EQUITIES INDEX TRUST gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			33.858	
HONG KONG HOUSING AUTHORITY gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			43.414	
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			44.175	
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			15.278	
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			87.858	
STATE STREET MIDCAP EUROPE gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			2.983	
STATE STREET MIDCAP EUROLAND gestore: STATE STREET BANK AND TRUST COMPANY	Delegato: BLANDI ALESSIA			109.187	
ACTIVE INTERNATIONAL SMALL CAP LENDING COMMON TRUST FUND	Delegato: BLANDI ALESSIA			100.359	

gestore: STATE STREET BANK AND TRUST COMPANY					
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAXEXEMPT RETIREMENT PLANS	Delegato: BLANDI ALESSIA			12	
gestore: STATE STREET BANK AND TRUST COMPANY					
AXA WORLD FUNDS - ITALIAN EQUITIES	Delegato: BLANDI ALESSIA			20.000	
gestore: STATE STREET BANK AND TRUST COMPANY					
		12			35.625.052
MEDIOBANCA SPA	Delegato: PERINI ALBINO			17.625.052	
VALSABBIA LUX SA	Delegato: PERINI ALBINO			18.000.000	
		16			36.046.474
MILANO ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			30.331.316	
SYSTEMA COMPAGNIA DI ASSICURAZIONI SPA	Delegato: CACCAVERI ANDREA			65.000	
FONDIARIA SAI	Delegato: CACCAVERI ANDREA			5.650.158	
		18			6.800.000
BANCA POPOLARE DI SONDRIO SOC. COOP. P.A.	Delegato: ROTA FRANCESCO			6.800.000	
		19			90.002.370
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			79.202.085	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			10.800.285	
		21			1
NOBILI RAFFAELE			1		
		22			760.078.804
COMUNE DI MILANO	Delegato: SIMINI BRUNO			601.282.030	
COMUNE DI MILANO	Delegato: SIMINI BRUNO			158.796.774	
			575.000	**1.012.436.220**	**1.013.011.220**

ELENCO NON AVENTE DIRITTO DI VOTO Totale Voti: 17.310.911

		20			17.310.911
ATEL ITALIA HOLDING S.R.L.	Delegato: FASOLI ANGELO GIOVANNI			15.591.196	
AARE-TESSIN AG FUR ELEKTRIZITAT ATEL	Delegato: FASOLI ANGELO GIOVANNI			1.719.715	
			0	**17.310.911**	**17.310.911**

Tot: Voti in Proprio: 575.000 **Tot. Voti in Delega: 1.012.436.220** **Totale Voti: 1.013.011.220**

Assemblea degli azionisti AEM S.p.A.
del 28 giugno 2007

Elenco delle persone ammesse *ad audiendum*

GIORNALISTI	
AGI	DANILO DI MITA
ANSA	PAOLO ALGISI
ASCA	FRANCESCO CATANZARO
BLOOMBERG NEWS	ARMOREL KENNA
CLASS	VALERIA PATANE'
CLASS	ANDREA PIRAMIDAL
MF DOW JONES NEWS	ROSARIO MURGIDA
RAI	NICOLETTA VISMARA
RAI	ANGELA DI LEO
RAI	DAVIDE ARIENI
REUTERS	STEFANO REBAUDO
FOTOREPORTER	PAOLO SALMOIRAGO

END